Exhibit 99.1

SatixFy Announces First Half 2024 Results

Rehovot, Israel – September 6, 2024 – SatixFy Communications Ltd. (the “Company” or “SatixFy”) (NYSE American: SATX), a pioneering force in next-generation satellite communication systems driven by in-house developed chipsets, has released its consolidated financial results as of and for the six months ended June 30, 2024.

Management Commentary

Nir Barkan, Chief Executive Officer of SatixFy, commented, “We are very pleased with the progress we have made in 2024, with a solid increase in revenue and gross profit, driven by shipments of engineering samples of our space-grade Application Specific Integrated Circuits (ASICs). We are on track towards commercialization, which we expect by mid-2025. Strategically during the second quarter, we are proud of our landmark order of over $20 million for our Prime2 Space-Grade Digital Beam Former Chips from a world-leading technology company that is building-out its global low earth orbit (LEO) satellite network. This demonstrates the growing demand for our high-performance and market-leading satellite communication solutions. We continue to invest strongly in R&D, to maintain and build on our competitive lead, ultimately commercializing our technology that will underpin tomorrow’s leading satellite communication systems. "

Financial Highlights for the First Half of 2024

•
Total revenues for the first half of 2024 were $6.1 million, an increase of 7% compared to $5.7 million in the first half of 2023. The majority of revenues were product sales, driven by commencement of shipment of engineering sample of space-grade ASICs. The decrease in revenues from development services and preproduction provided to customers was primarily due to the completion of various development services agreements and the shift towards product sales.

•
 Gross profit for the first half of 2024 was $4.5 million (gross margin of 74%), a 96% increase from $2.3 million (gross margin of 41%) in the first half of 2023. The increase in gross profit and margin was due to the product mix favoring higher-margin space-grade ASIC products.

•
Operating loss was $13.7 million in the first half of 2024, a 17% improvement from the loss of $16.6 million in the first half of 2023. The increase was mainly attributed to a higher gross profit and a reduction in operating expenses, as described below.

•	Expenses Breakdown:

•
Research and Development (R&D): $13.3 million, a 1% decrease compared to $13.4 million for the first half of 2023. R&D expenses were primarily driven by the Company’s significant efforts to develop its space grade ASICs and bring them to maturity.

•	Selling and Marketing: $1.1 million, a 21% decrease compared to $1.4 million for the first half of 2023. The decrease was primarily due to a decrease in payroll and related costs.

•	General and Administrative: $3.9 million, a 7% decrease compared to $4.2 million for the first half of 2023. The decrease was mainly due to a decrease in legal fees and insurance costs.

•
Finance expenses: $7.6 million, a 43% increase compared to $5.3 million for the first half of 2023. The increase was mainly attributed to $1.5 million of interest accruals recorded on advanced payments from MDA Space and Robotics Limited.

•
Net loss for the first half of 2024 was $21.3 million, or $0.25 per basic and diluted share, a 54% improvement compared with a net loss of $46.3 million, or $0.57 per basic and diluted share, in the first half of 2023. The net loss in the first half of 2023 was impacted by a $24.1 million derivatives revaluation, whereas no such revaluation occurred in the first half of 2024.

•	Cash and Cash Equivalents: Cash and cash equivalents as of June 30, 2024, amounted to $7.9 million, compared to $14.0 million as of December 31, 2023.

About SatixFy

SatixFy develops end-to-end next-generation satellite space and ground communications systems, including satellite multi beam digital antennas, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced Very Small Aperture Terminal and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using LEO, Medium Earth Orbit and Geostationary satellite communications systems, for aero/in-flight connectivity systems, high-end communications-on-the-move applications, and more.

SatixFy is headquartered in Rehovot, Israel with additional offices in the UK, U.S. and Bulgaria.

For more information, please refer to www.SatixFy.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, SatixFy is using forward looking statement in this press release when it discusses the development of its space-grade ASICs; its commercialization efforts and timing thereof; the demand for its solutions; and its investments in R&D. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company's planned level of revenues and capital expenditures; the Company's available cash and its ability to obtain additional funding; the Company's ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company's ability to maintain its relationships with suppliers, distributors and other partners; the Company's ability to maintain or protect the validity of its patents and other intellectual property; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company's Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 29, 2024, as amended, and other documents filed with or furnished to the SEC which are available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts

Investor Contact:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekglobal.com

Media Contact:
Aviv Sax Nahamoni, info@satixfy.com

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the six-month period ended June 30
	2024	2023
	USD in thousands, except share and per share data
Revenues:
Development services and preproduction	1,641	4,129
Sale of products	4,410	1,540
Total revenues	6,051	5,669

Cost of sales and services:
Development services and preproduction	291	2,673
Sale of products	1,267	649
Total cost of sales and services	1,558	3,322

Gross profit	4,493	2,347

Research and development expenses, net	13,275	13,390
Selling and marketing expenses	1,059	1,395
General and administrative expenses	3,873	4,194
Loss from operations	(13,714)	(16,632)

Finance Income	87	37
Finance Expenses	(7,615)	(5,296)
Derivatives Revaluation	-	(24,104)
Company’s share in the loss of a company accounted by equity method, net	(19)	(261)
Loss before income taxes	(21,261)	(46,256)
Income taxes	-	-
Loss for the period	(21,261)	(46,256)

Other comprehensive income (loss) net of tax:
Exchange gain (loss) arising on translation of foreign operations	-	(272)
Total comprehensive loss for the period	(21,261)	(46,528)

Basic and diluted loss per share (in dollars)	(0.25)	(0.57)
Basic and diluted weighted average common shares outstanding	83,777,164	80,732,123

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	7,922	13,979
Trade accounts receivable, net	2,455	2,260
Contract assets	3,358	4,091
Prepaid expenses and other	1,735	2,332
Government departments and agencies receivables	4,130	3,076
Related parties	46	75
Promissory notes	2,841	20,000
Inventory	1,903	1,475
Total current assets	24,390	47,288

NON-CURRENT ASSETS:
Other long-term receivables	2,000	2,000
Right-of-use assets, net	1,895	2,235
Property, plant and equipment, net	1,934	1,420
Investment in Jet Talk	1,532	1,551
Long-term deposits	181	208
Total non-current assets	7,542	7,414

TOTAL ASSETS	31,932	54,702

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL
POSITION

	June 30,	December 31,
	2024	2023
LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Trade payables	1,388	1,378
Contract liabilities	120	1,720
Current interest payable of Long term loans from financial institutions, net	9,174	-
European Space Agency (“ESA”) advance payments	3,047	3,842
Prepayments from customers	2,758	3,858
Advanced payments from MDA Space and Robotics Limited, an affiliate of MDA Ltd. (“MDA”), against future orders	29,634	28,138
Lease liabilities	696	639
Other accounts payable and accrued expenses	4,724	9,704
Related parties	164	740
Total current liabilities	51,705	50,019

NON-CURRENT LIABILITIES:
Long-term loans from financial institutions	56,581	59,792
Lease liabilities	1,653	2,067
Derivatives instruments liabilities	114	114
Liability for royalties payable	1,193	1,496
Total non-current liabilities	59,541	63,469
SHAREHOLDERS’ DEFICIT:
Share capital	-	-
Share premium	451,826	451, 093
Capital reserves	1,444	1,444
Accumulated deficit	(532,584)	(511,323)
Total shareholders’ deficit	(79,314)	(58,786)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	31,932	54,702